UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Innospec Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-13879	98-0181725
(State or other jurisdiction of incorporation)	(Commission file number)	IRS Employer Identification No.

8310 South Valley Highway Suite 350 Englewood Colorado		80112
(Address of principle executive offices)		(Zip code)

David B. Jones

Senior Vice President, General Counsel & Chief Compliance Officer

(303) 792 5554

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Innospec Inc. (the “Company” or “Innospec”) for the year ended December 31, 2024 is filed pursuant to Rule 13p-1 (“Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as gold, columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such necessary minerals are referred to as “necessary conflict minerals”). For products that contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or adjoining countries, collectively defined as the “Covered Countries”.

Commencing in January of each year, Innospec’s Legal Compliance department directs and oversees a review of Innospec’s products, with input from other departments, product managers and other relevant employees, to make a determination as to whether conflict minerals were “necessary to the functionality or production” of any of the products that Innospec manufactured or contracted to manufacture during the prior calendar year. If, as a result of the internal review, the Legal Compliance department determines that conflict minerals were necessary to the functionality or production of any Innospec product manufactured or sold during the prior calendar year, it will commence and oversee an RCOI and otherwise ensure compliance with the Rule.

From its internal review process the Company determined that, during the year ended December 31, 2024, the Company used five catalysts containing tin as a component (the “Catalysts”) in the manufacture of certain products. These Catalysts are filtered but not washed out of the relevant Company products. The Company was supplied with these Catalysts from four different suppliers. Except for its products containing the Catalysts, the Company does not believe that any of its other products manufactured or sold during 2024 contained necessary conflict minerals.

In accordance with the Rule, Innospec conducted an RCOI by seeking a certification from each supplier as to the source of the tin contained in the Catalysts. The suppliers represented to the Company in writing that “... the tin based products that it manufactures are produced from tin sourced from smelters on the RMI compliant smelter list” and also provided a list containing names of the tin smelters which the supplier used, and the countries where such smelters are located (the “Supplier List”). According to that Supplier List, one of the suppliers advised that the tin may have been sourced from a (RMI compliant) smelter in a Covered Country.

Based on the results of its RCOI, the Company believes that the tin contained in the Catalysts all originated from smelters which are RMI compliant.

This conflict minerals disclosure is publicly available on the Company’s website at https://innospec.com/about- us/supplier-relations/

Item 1.02 Exhibit

Not Applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INNOSPEC INC.
(Registrant)

David B. Jones	May 30, 2025
SVP, General Counsel and Chief Compliance Officer